Exhibit 12.1

ONEMAIN HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)
Years Ended December 31,	2015	2014	2013	2012	2011

Earnings:
Income (loss) before provision for (benefit from) income taxes	$(269)	$905	$78	$(305)	$(360)
Interest expense	715	734	920	1,075	1,285
Implicit interest in rents	13	10	10	12	12
Total earnings	$459	$1,649	$1,008	$782	$937
Fixed charges:
Interest expense	$715	$734	$920	$1,075	$1,285
Implicit interest in rents	13	10	10	12	12
Total fixed charges	$728	$744	$930	$1,087	$1,297
Ratio of earnings to fixed charges	*	2.22	1.08	*	*

*	Earnings did not cover total fixed charges by $269 million in 2015, $305 million in 2012, and $360 million in 2011.

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